UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2022

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada

S7K 5R6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: February 25, 2022	By:	/s/ Robert A Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	SVP & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R B), Saskatchewan, Canada, dated effective December 31, 2021

99.2	National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001 C), Saskatchewan, Canada, dated effective December 31, 2021

99.3	National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KL 305), Saskatchewan, Canada, dated effective December 31, 2021